Consent of Independent Registered Public Accounting Firm

The Board of Trustees

Prudential Investment Portfolios 9:

We consent to the use of our report dated December 16, 2019 with respect to the financial statements and financial highlights of PGIM Real Estate Income Fund and our reports dated December 19, 2019 with respect to the financial statements and financial highlights of PGIM Select Real Estate Fund, PGIM QMA Large-Cap Core Equity Fund and PGIM International Bond Fund, each a series of Prudential Investment Portfolios 9, as of October 31, 2019, and for the respective years or periods presented therein, each incorporated by reference herein. We also consent to the references to our firm under the headings “Financial Highlights” in the prospectuses and “Other Service Providers – Independent Registered Public Accounting Firm” and “Financial Statements” in the statements of additional information.

New York, New York

January 29, 2020